August 25, 2010

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

ATTN: Hugh West

Re:                             WSB Holdings, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2009

Form 10-Q for the Quarterly Period Ended June 30, 2010

File No.: 000-53003

Dear Mr. West:

We have reviewed your letter dated August 16, 2010.  In response to your comment, the following is our detailed analysis of the impairment of our mortgage-backed securities (“MBS”) and other pass-through certificates as of June 30, 2010, March 31, 2010 and December 31, 2009, which identifies all available evidence we considered in determining such potential impairment.

Please note that our primary regulator, the Office of Thrift Supervision has reviewed, and not objected to, our analysis in this regard during their most recent on-site examination for the period ended March 31, 2010.

We will enhance our disclosure regarding unrealized losses in MBS and other pass-through certificates in future filings, including a discussion of the results of the other-than temporary impairment model by issue.  The material unrealized losses that are more than 12 months are related to our MBS-other pass through certificates, which include our private labeled MBS.  At time of purchase, we performed due diligence with respect to these securities, and we currently hold senior tranches for all of these securities, all of which are currently performing.  Therefore, based on the full analysis of each individual security (by CUSIP), we have determined that there are no credit losses associated with these securities, with the exception of one, for which we have recorded an other than temporary impairment charge in 2009 of $692,799.

In evaluating whether a security was other than temporarily impaired, we considered the severity and length of time impaired for each security in a loss position.  Other qualitative data was also considered, including recent developments specific to the organization issuing the security, market liquidity, extension risk, credit rating downgrades and our analysis of performance of the underlying collateral.  We believe that the unrealized losses included in the table in Note 6 to our Form 10-Q for the period ended June 30, 2010, are not other-than temporary.  The unrealized losses are driven by market illiquidity causing price deterioration.

The following addresses your request for a detailed description of our analysis.  The goal of the process is to determine the expected cash flows of the instrument in question as well as the expected credit loss component. To derive these values, we obtain models from a third party.  The model addresses each component of the net present value calculation.  Credit losses reflect the difference between the present value of the cash flows expected to be collected and the amortized cost. The credit loss was determined through an income approach using prepayment speeds, default rates and default percentages.

Since there are no defaults this year and there should be no impact to future cash flows based on the current performance in five of the seven securities, we only obtained models for two of our securities using the following approach on a case-by-case basis:

•                  Obtain current Bloomberg screens and using the collateral available on the model to provide a current price

•                  Review and input relevant information from reports issued by analysts and rating agencies

•                  Information about the performance of the underlying mortgage loans, such as delinquency rates, loss experience, prepayment rates, loan to value, credit scores and low documentation

•                  We obtain cash flow projection by entering the current voluntary payment rate, the current default rate, and the current loss severity rate input into the model

•                  We obtain a price for the security or the net present value of the security given the collateral performance assumptions by providing the model with the Bank’s book yield

•                  The current price as determined above, then compared to the book value

NPV Model is based on the following:

LOSS SEVERITY RATE — Obtain the individual security’s historical data.  The data will recognize most recent monthly realized loss severity rates by issuer and origination year are surveyed, then using the most recent severity result to build an assumption.

CURRENT DEFAULT RATE (CDR) — This is based primarily on the performance of the collateral historical data when considering the performance of both the collateral pool and the entire MBS collateral pool.  Using this information and the recent trend in the collateral defaults a CDR assumption is built and input into the model.

CURRENT VOLUNTARY PREPAYMENT RATE - This is based primarily on historical activity.  As most of these instruments move toward a voluntary baseline prepayment stream from the previous year, recent history gives a good and conservative estimate of future voluntary prepayment results.

Once entered, assumptions are then calculated returning a “credit loss component”  based on expected cash flows.  The model then uses this to calculate the net present value based on book yield of the security given the collateral performance assumptions and resulting cash flows. When appropriate, different scenarios are created using varying inputs to reflect the sensitivity of the security.

The assumption for one of our securities was enhanced to reflect a long term scenario of slow but long term economic recovery.  As opposed to holding the current default rate and the severity rate constant, we showed these as improving over time using ladder approach over 12 month period, then remain constant at a normal default rate for a mature pool of loans and the average net charge-off rate for 1-4 family residential loans 2003-2009 as reported by the FDIC. The severity rate decreased and held constant after the initial six months as the loans in the pool continue to pay with continued principal reduction.  This resulted in an other-than-temporary impairment on one of our private labeled mortgage-backed securities during 2009 in the amount of $692,799.

Attached are analytical reports and Bloomberg screen shots that were used in the June 30, 2010 analysis.

WSB hereby acknowledge the following:

•                  WSB is responsible for the adequacy and accuracy of the disclosure of the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with the respect to the filing; and

•                  WSB may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Carol Ramey at 240-544-2011 or Kevin Huffman, President/Chief Operating Officer at 301-352-3120 if you have additional questions regarding the information supplied.

Sincerely,

Carol A. Ramey

Chief Financial Officer